Exscientia plc
List of Subsidiaries

Subsidiary	Jurisdiction
Exscientia Inc.	Delaware
Exscientia Ventures I, Inc.	Delaware
Exscientia Ventures II, Inc.	Delaware
RE Ventures I, LLC	Delaware
RE Ventures II, LLC	Delaware
Exscientia KK	Japan
Kinetic Discovery Ltd	Scotland
Exscientia GmbH	Austria
Exscientia AI Limited	Scotland